UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-51885

4309, INC.

(Exact name of registrant as specified in its charter)

4140 E. Baseline Road, Suite 101
Mesa, AZ 85206
(480) 626-0039

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON

(Title of each class of securities covered by this Form)

NONE

Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒			Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐			Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐			Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐			Rule 15d-6	☐
		Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, 4309, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

4309, INC.

DATE: August 28, 2009	By:	/s/ Paul Poetter
PAUL POETTER
President